

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Via E-mail
Bruce A. Toth, Esq.
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 6061-9703

> **Re: Lear Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 7, 2013**
> **File No. 001-11311**

Dear Mr. Toth:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Please revise to disclose on the first page of the proxy statement the date on which the proxy statement and form of proxy are intended to be sent or given to security holders. Refer to Item 1(b) of Schedule 14A.

Summary of the Annual Meeting, page 1

How do I vote if my bank or broker holders my shares in "street name," page 5

2. We note that the company has received notice that the election may be contested and that the Marcato-Oskie Group has filed materials to contest the election. It is our understanding that in a contested election a broker does not have discretionary authority

to vote on any proposals to be voted on at the meeting. Please revise your disclosure accordingly or tell us why this is not necessary.

Who pays for the Company's solicitation of proxies, page 5

3. We note your disclosure that proxies may be solicited by electronic or regular mail, by telephone or personally. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

4. Please fill in the amount that has been incurred to date as this amount is known.

Election of Directors, page 7

Board Position, page 7

5. We note the registrant reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the registrant nominate substitute nominees before the meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Election of Directors, page 7

Board Position, page 7

6. We note your disclosure that your eight director nominees have "overseen [your] success in delivering superior results and creating significant value for the Company and its stockholders." Please revise to balance this statement by addressing the fact that some of your director nominees, including Conrad L. Mallet, Jr., Matthew J. Simoncini and Henry D.G. Wallace, were directors during the time the company filed petitions for relief under Chapter 11 with the bankruptcy court.

Background to the Contested Solicitation, page 7

7. Please revise to describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Proxy Card

8. Please revise to clearly mark the proxy card as preliminary pursuant to Rule 14a-6(e)(1).

9. Please revise the description of proposal 4 to clarify that the proposal is to repeal the provisions of the bylaws adopted by the board without approval of the stockholders subsequent to November 9, 2009 and prior to the approval of the resolution. Refer to Rule 14a-4(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski, Attorney-Adviser, at (202) 551-3666 or me at (202) 551-3411 with any other questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions